Renee E. Becker Manatt, Phelps & Phillips, LLP Direct Dial: (310) 312-4119 E-mail: rebecker@manatt.com

February 18, 2010

Via Edgar and Hand Delivery

Mark Webb

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	East West Bancorp, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed February 18, 2010
File No. 0-24939

Dear Mr. Webb:

This letter sets forth the responses of East West Bancorp, Inc. (the “Company”) to your verbal comments communicated to the Company on February 12, 2010 (the “Staff Comments”), in response to the preliminary proxy statement on Schedule 14A filed by the Company on February 2, 2010. For your convenience we have numbered and set forth each Staff Comment followed by the Company’s response. The Company is electronically transmitting with this letter a revised preliminary proxy statement (the “Revised Preliminary Proxy Statement”) which addresses the Staff Comments. A marked version of the Revised Preliminary Proxy Statement against the preliminary proxy statement filed on February 2, 2010 is enclosed to facilitate your review.

1.	Comment: The second column of the Pro Forma Combined Balance Sheet on page D-2 of Exhibit D should be a historical balance sheet of the target company, United Commercial Bank.

Response: The historical financial statements of United Commercial Bank are not available. In a letter dated November 27, 2009, the Securities and Exchange Commission granted the Company relief from the requirement to provide historical financial statements pursuant to the guidance in SAB Topic 1:K, Financial Statements of Acquired Troubled Financial Institutions. In lieu of such financial statements, the Company has included in the Revised Preliminary Proxy Statement the audited balance sheet of United Commercial Bank, accompanying notes thereto and a discussion thereof, all of which were also filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K/A filed on January 22, 2010. The Revised Preliminary Proxy Statement includes an explanation as to why the historical financial information for United Commercial Bank is not available. This explanation has been added to the paragraphs on page D-1 of Exhibit D that precede the Pro Forma Combined Balance Sheet.

2.	Comment: The Pro Forma Combined Balance Sheet on page D-2 of Exhibit D should include a comprehensive set of footnotes, including but not limited to, a purchase price allocation footnote that reconciles to the pro forma column, a footnote explaining the gain and the $1.2 billion asset for the government guarantee, and a footnote explaining in greater detail the separate securities offering with a reference to the applicable offering document(s).

Response: The Revised Preliminary Proxy Statement contains a comprehensive set of footnotes to the Pro Forma Combined Balance Sheet discussing, among other things, the purchase price allocation, the gain and the $1.2 billion asset for the government guarantee, and the private placement.

11355 West Olympic Boulevard, Los Angeles, California 90064-1614 Telephone: 310.312.4000 Fax: 310.312.4224

Albany | Los Angeles | New York | Orange County | Palo Alto | Sacramento | San Francisco | Washington, D.C.

Mark Webb

Legal Branch Chief

Division of Corporation Finance

February 18, 2010

You may contact us by facsimile at 310.914.5815 or direct questions by telephone to the undersigned at 310.312.4119.

Sincerely,

/s/    Renee E. Becker

Renee E. Becker, Esq.

Enclosures

cc:	Douglas P. Krause, Esq., East West Bancorp, Inc.

Gordon M. Bava, Esq., Manatt, Phelps & Phillips